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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

PHELPS DODGE CORPORATION
(Name of Issuer)
Common Stock, par value $6.25 per share
(Title of Class of Securities)
717265102
(CUSIP Number)
John F. Brown
c/o Atticus Management LLC
(f/k/a Atticus Capital, L.L.C.)
152 West 57th Street, 45th Floor
New York, New York 10019
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D initially filed on October 14, 2005 (the “Original Filing”), as amended by the amendment filed on December 2, 2005 (“Amendment No. 1”). Information reported in the Original Filing and Amendment No. 1 remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing.
Item 2. Identity and Background
Items 2(a), (b) and (c) of the Original Filing are hereby amended and restated in their entirety as follows:
(a), (b) and (c) This statement is being filed by Atticus Management LLC (f/k/a Atticus Capital, L.L.C.) (“Atticus Management”), Atticus Capital LP (“Atticus Capital”) and Timothy R. Barakett (collectively, the “Reporting Persons”). The principal business address of the Reporting Persons is c/o Atticus Capital LP, 152 West 57th Street, 45th Floor, New York, New York 10019.
Effective as of January 1, 2006, Atticus Management effected a restructuring in which it assigned to Atticus Capital its rights and obligations under the investment management agreements with its clients and following the restructuring it changed its name to “Atticus Management LLC.” Mr. Barakett is the Chairman, Chief Executive Officer and Managing Member of Atticus Management, a Delaware limited liability company. Atticus Management is the sole general partner of Atticus Capital, a Delaware limited partnership. Atticus Capital, together with certain of its affiliated entities (collectively, the “Atticus Entities”), acts as adviser for various investment funds (the “Funds”) and managed accounts (the “Accounts”). Based on his relationship with the Atticus Entities, the Funds and the Accounts, Mr. Barakett is deemed to be a beneficial owner of the Shares owned by the Funds and Accounts for purposes of Section 13(d) of the Act.
Item 4. Purpose of Transaction
Item 4 of the Original Filing is hereby amended by adding the following at the end thereof:
On February 15, 2006, the Reporting Persons sent a letter to Mr. J. Steven Whisler, Chairman of the Board & Chief Executive Officer, of the Company. The letter is attached hereto as Exhibit 6.
Item 7. Material to Be Filed as Exhibits.
     Item 7 of the Original Filing, as amended by Amendment No. 1, is further amended by adding the following at the end thereof:
Exhibit 6 Letter to Mr. J. Steven Whisler, dated February 15, 2006

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Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2006

ATTICUS CAPITAL LP

By:	Atticus Management LLC, its general partner

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett
Managing Member

ATTICUS MANAGEMENT LLC

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett
Managing Member

TIMOTHY BARAKETT

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett

* by John F. Brown, attorney-in-fact